Exhibit 21.1

NCI BUILDING SYSTEMS, INC.

List of Subsidiaries

NCI Group, Inc.	Nevada
Steelbuilding.com, Inc.	Delaware
Building Systems de Mexico, S.A. de C.V.	Mexico
Robertson-Ceco II Corporation	Delaware
Robertson Building Systems Limited	Canada